Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following information has been made available by Kraft Foods Inc. to its employees on September 24, 2009.

FORWARD-LOOKING STATEMENTS

This message from our Chairman and CEO contains forward-looking statements, including but not limited to, how our transformation initiatives are currently underway; our belief that our strategies and transformation initiatives will take us to high performance; with regard to our three-year turnaround plan, that we’re hitting our stride and it will be complete by the end of 2009; statements about the possible offer to combine with Cadbury plc; that we are optimistic about the future, confident that our stock price will respond positively and believe the best is yet to come; that by 2010, we will have programs to address malnutrition in the US and certain international markets; and that we are moving closer to our goal of top-tier performance and margin targets. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from private label products, unanticipated expenses such as litigation or legal settlement expenses, our indebtedness and ability to pay our indebtedness, the shift in our product mix to lower margin offerings, risks from operating internationally, tax law changes, the possibility that the possible offer will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the proposed combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the proposed combination, failure to realize the expected benefits of the proposed combination, negative effects of announcement or consummation of the proposed combination on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the proposed combination. For additional information on these and other factors that could affect our forward-looking statements, see our filings with the Securities and Exchange Commission (“SEC”), including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this document except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Subject to future developments, Kraft Foods may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Final Transcript

Conference Call Transcript

KFT - Kraft Global Employee Town Hall - Internal

Event Date/Time: Sep 24, 2009 / 02:00PM GMT

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

CORPORATE PARTICIPANTS

Irene Rosenfeld

Kraft Foods - Chairman, CEO

Deb Pekin

Kraft Foods

David Genecand

Kraft Foods

Helen Wolfe

Kraft Foods

Karen May

Kraft Foods EVP - Global Human Resources

Julia Brown

Kraft Foods SVP - Procurement

Vicki Escarra

Feeding America - President, CEO

Sally Maier

Kraft Foods

PRESENTATION

Sally Maier

Hello, everyone. Before we start today because so many of you are shareholders, we need to go over some important information that will help protect the Company. You can see it in the presentation, but we’re also required to read some of the information out loud. So we decided to make this audience participation. So we’ve got some of our colleagues here in the audience who are going to help us out.

Deb Pekin

Good morning. My name is [Deb Pekin]. I’m a Change Manager from the Information Systems Group for MTI and developing markets. We will be discussing certain matters that involve forward-looking statements and proposed transactions that may or may not be completed. As a result, we caution you to refer to the risk factors included in our SEC reports, as well as the cautionary language in the beginning of our slides and other written materials where you find a more detailed discussion of those risks and uncertainties.

David Genecand

Good morning, everybody. My name is [David Genecand] and I’m working in Finance Developing Markets. Also in connection with the proposed Cadbury transaction that we will be discussing today we may be filing certain documents with the SEC in the future. We encourage all shareholders and investors to read these documents because they contain important information. You can find the documents we file in the SEC, on Kraft Food website at Kraftfoodscompany.com. Thank you.

Helen Wolfe

Good morning, everybody. My name is Helen Wolfe. I’m the Manager of Diversity and Human Resources. Finally, we will not be updating or reiterating our existing earnings guidance in order to comply with U.K. takeover code. According to the rules of the U.K. takeover code, we may not update or reiterate guidance that an accounting firm has not reviewed or reported on.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

Sally Maier

Thank you Deb, David and Helen. And now I am very pleased to introduce our Chairman and CEO, Irene Rosenfeld.

Irene Rosenfeld - Kraft Foods and Chairman, CEO

Thank you. You know, I think that is the first time that I’ve ever heard applause after a Safe Harbor statement. It was read with such passion and intensity. I thank all of you who participated.

Welcome to all of you, and thank you for joining us today wherever you are. I’m not exactly sure where I am. But actually I am here in Northfield headquarters. I haven’t been here so much in the last couple of weeks and so it looks quite different to me as I’ve come back.

During the next hour or so though we’d like to talk with you about how we’re changing the way we work. We’ve talked about many things over the course of the last couple of years, but today we’re going to talk about how we’re changing the way we work in big ways and small ways, including some of the major transformations that are currently underway.

I want to start with how we’re changing our town halls, which is not yet apparent to those of you who are sitting here. But we all know how important it is to cut costs, to save money, and to become more efficient. And when you’ve asked, “Do you want to costs or increase quality?” I’ve always said “yes.”

And so I’ve asked all of you to look for new ways to do things. To step up your efforts. To break some of our historical compromises. And I’m doing that, too. And, as an example, for this town hall we’ve simplified the production and we’ve eliminated the expensive call in number.

I didn’t realize how expensive it was until we eliminated it. But we’re actually filming the session today as an On Demand webcast which means it will be available to you 24/7. So you can be watching this as a team meeting in your office, at an offsite, at home whenever and wherever you feel like it. It’s totally up to you. And with this new format, we’ve now reduced the cost of our town halls by about 65%.

We’ve not only reduced the cost by 65%, but we’ve been able to give you something that you’ve asked for. You told us you didn’t just want to hear the global town hall and see the presentation. You said you wanted to see the action. You wanted to see the speakers. You wanted to see what I look like.

And so we’re trying something different. And I ask — I encourage all of you to give us feedback and let us know what you think and tell us how we can continue to make these town halls even better and more helpful to you.

So here’s our agenda for today. Karen May, who heads our HR team, will describe the changes we’re making to put more information in your hands and focus the work that HR is doing, away from less value added activities to higher value activities that can support the business.

Our head of procurement, Julia Brown, is going to share some exciting stories with you about the work that’s going on across the company to literally triple our savings over the next three years. And we’re off to a terrific start.

And I’ll touch on several other aspects of our transformation, including how we’re continuing to build the best executive team in the industry as we say goodbye to one world class leader and welcome another.

I want to talk about how you’ve all rallied around our four strategies to put our business on the strongest trajectory it’s been on in years. And how we’re reaching out and volunteering to make a delicious difference in our local communities around the world.

So let me start with a brief business update. We’ve spent a lot of time in the last few weeks talking with investors about our transformation. Two weeks ago, at the Back To School Conference in Boston, Tim McLevish and Michael Clarke talked about our plans to restore our margins to the average of our industry peers, including particularly what that transformation means to our critical EU business.

Tim and I just got back last night from an investor conference in London. We met with a number of current and prospective investors to discuss our strategies, the progress of our turnaround, and, of course, our potential offer to acquire Cadbury.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

As we approach the end of our three year plan, thanks to your hard work, we’ve done what we said we were going to do and we’re now hitting our stride. And so we believe that the combination of Kraft Foods and Cadbury is a logical next step in our transformation.

It would combine two highly complementary companies and we believe it would enhance both our top and bottom line growth. It would create a formidable global powerhouse in snacks, confectionery and quick meals, further expand our footprint in developing markets, and expand our presence in growing trade channels like convenience stores and gas stations.

As in the case of the LU Biscuit acquisition, it would be an opportunity to combine the best of both companies, creating what we believe would be a stronger, more competitive organization that can benefit shareholders, consumers, employees, and local communities.

That said, this is something we would like to do, not something that we have to do. And so we intend to remain disciplined in our actions. And I can assure you we will avoid allowing those animal instincts that Warren Buffett alluded to take over.

It’s still quite early in the process so there isn’t much more I can say other than so far so good. We will do our best to keep you informed as things move along. In the meantime though, the best thing that you can do is to remain focused on your responsibilities. We have good momentum on our business, but we have much to do as all of you know to bring in the year.

As you’ve seen part of the proposed consideration in this proposal is the potential use of our stock. And so the performance of our stock in the coming weeks will be a key metric that investors of both companies will be following very closely.

But our investors are also intensely interested in our transformation. In fact, that’s what Tim and I spoke quite a bit about over these last couple of days. And they like what they’re seeing. But the word transformation is a serious one; when you say your transforming there’s an expectation that the changes you make are going to last.

It carries a lot of weight in the investor community and it should. So we use the word deliberately when we talk about what’s happening at Kraft Foods in part to capture the magnitude of the shifts that we’re making and also to shift our own mindsets about what it’s going to take for us to reach top tier performance.

There are few people who have contributed as much to our success and to putting us on the trajectory that we’re on today as Rick Searer. Sadly for us, but not for him I assure you, Rick is retiring after nearly 30 years with our company. We’ll be honoring him later today at a special gathering where I will say three things about Rick. But let me just say one of them right now. I’ve known Rick as a colleague and a business partner for over 28 years. Basically we both knew each other before we were born.

We’ve worked together in many different businesses, in many different locations, and in many different roles. Rick truly embodies all that is good about Kraft Foods and we are a much, much better company because of him. I know everyone will join in wishing Rick and his wife, Cathi, all the good things that they deserve in this next phase of their lives. Rick, would you just please stand and let us acknowledge you?

Rick Searer - Kraft Foods North America Inc. - EVP, President

Thank you.

Irene Rosenfeld - Kraft Foods - Chairman, CEO

Now as much as we will miss Rick, we are delighted to welcome Tony Vernon to our Kraft Foods family and to our executive team. As you might expect in filling a critically important position like this, I talked with many people who have worked with Tony over the years. The same comments come up over and over and over again. To a person they say Tony is one of those guys that what you see is what you get. They also used words like highest ethics and great leader. It’s hard to argue with any of those, Tony.

Most importantly, I love the way Tony talks about the consumer. He’ll be a passionate champion of what we’re trying to accomplish as a company as we think about making a delicious difference with our consumers and take our marketing to the next level.

I can’t think of a better person to follow in Rick’s footsteps and to take the helm of our North American business. Tony’s hit the ground running at full speed and he’s still smiling, which I think is a rather good sign. If you’ve seen him around the halls or had a chance to meet him during some of the town halls he’s been doing with the various business units, you know he’s quickly making himself right at home. I’m delighted to have him our team and I’d ask him to stand and be acknowledged. Welcome, Tony.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

So, I told Tony that he’s joining the company at a very exciting time. And I’m sure you would agree. As we complete the third year of our turn around, it’s an instructive time for us to step back and reflect on what we’ve accomplished together, to look at how we’re creating the new Kraft Foods. And best place to start is with our four strategies.

When we first started to talk about rewiring the organization, there was a lot of concern that we were going to turn the lights off and put the organization on tilt. The reality is not only have we kept the lights on, we’ve lit the entire Kraft Foods village. The energy, the enthusiasm, and the passion that you hear as people talk about our business is truly inspiring.

You’re acting like owners in every sense of the word. From a we’re all in this together spirit to a P&L that each business truly owns, to a deep understanding of our score card, the simplified metrics that focus our efforts and drive our success.

Here’s a quick example. We’ve taken the monthly business updates that many of you are involved in which were a monstrous process, and made them actually enjoyable. Well, maybe that’s a little — but certainly a much simpler, more focused process and a much better use, I believe, of everyone’s time.

Next generation rewiring will help us build a better, higher performing organization. That requires that we take our new structure and really transform our capabilities and the way we work with one another. We’re making some big investments in this, putting some of our best talents on the seven initiatives that are currently underway.

Some you’ve already heard about like Catalyst. This is our multi-year effort to simplify and harmonize our processes with the help of an SAP system from manufacturing through sales in a way that helps us make better, faster decisions. Europe is already using it. North America is halfway done. We started in Asia and we’re investigating it for Latin American and CIMA.

Other initiatives are just hitting their stride like Project Sandbox. This is a groundbreaking, global collaboration with Nielsen. It’s giving us shopper and consumer insights that none of our competitors will have. If we can understand consumer trends earlier and faster than our competitors, imagine the opportunity. Our brand teams and our sales teams are really excited about this advantage and what they can do with it.

We’re also relying on our category executive teams to transform the way we work by collaborating across the use and across regions to accelerate innovation in our global categories. By sharing ideals around the world, we’ll bring our truly delicious products to market faster, avoid duplication of effort, and save time and money.

We’re learning from the experiences of our Biscuit team. They’ve taken ideal sharing to a whole new level with great success and now we’d like to make that the way we do business. Our Finance Transformation efforts are moving along, too. The team has looked at what the best of the best do and frankly we’re not there.

We spend far too much time quantifying things to the tenth decimal place and far too little time doing timely business analysis and long range planning. So soon you’ll hear more about how we intend to change the way we work so that we can spend more time doing the right things to make better business decisions and less time on routine transactions.

And then there’s HR Transformation and Savor. Karen and Julia will talk about these in a moment. Still other initiatives are just getting up and running — like Lean Six Sigma in manufacturing, producing more with less waste and at a lower cost should be a hallmark of our production facilities. But over time we’ve lost some of our edge.

Over the past few years, we were so focused on closing plants that we simply did not spend enough time improving the performance of those that we kept open. With Lean Six Sigma we’ll bring our science and engineering back to our productions lines for improved performance and significant cost savings.

Finally, we’ve put an exclamation point on all of our work on structure, metrics and processes with the great work on our higher purpose — Make Today Delicious — and our values in action. Our values are beginning to define the behaviors that encourage us to work differently and I’m so pleased to see people rallying around these values and bringing them to life in our functions, in our business units, and in our operations around the world.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

When you consider our reframe strategy and look at where we started, the progress is encouraging. There were so many businesses that we had simply given up on. We couldn’t see a way to win. But reframing changed those pessimistic perspectives about the future of our chocolate business, about whether coffee could indeed grow, and about whether the cheese business could retain or regain its vitality.

We challenged conventional wisdom and in every one of these cases and more you’ve come up with some terrific thinking that has revitalized our categories and given them new life. I can tell you that our board, our investors, our friends and our neighbors have certainly noticed.

We’ve also found unique ways to exploit our sales capabilities, to create a competitive advantage — our third strategy. When we first talked about the wall to wall concept in North America it was pretty daunting. How could we possibly think about giving one sales rep responsibility for 62 categories? Well, we did it. And we did it well.

We’re seeing the benefits and we’re moving full speed ahead. I sincerely believe that we’ve created a selling organization that is second to none. And now we’re putting even more distance between us and our competitors as we implement high visibility wall to wall in selected customers.

I also feel terrific about where we’ve been and where we’re headed with our traditional trade customers in developing markets. The progress that we’ve made has paid enormous dividends in the performance of our business and we plan to build on that growth.

And finally, our success in driving down costs without compromising quality — our fourth strategy — has been a huge success. It’s been an important signal to ourselves and to the outside world that we are serious about transforming. Everyone thought we were crazy. They said it couldn’t be done. We didn’t have the commitment. But we’ve done it.

There are hundreds of examples where we’ve restored quality and invested in brand equity on everything from our blue box macaroni and cheese, Kenco coffee, milk or chocolate, Biskuat Biscuits, Digiorno pizza, Tombstone pizza, Oreo Cakesters, and Petit Dejeuner. But we’ve got keep the momentum going.

The reality is we were transforming our company long before we started using that word. We’ve come a long way together and even if we aren’t yet where we need to be, I feel terrific about where we’ve come from and very optimistic about where we’re going.

The seven initiatives I mentioned earlier are the next steps we’re taking to change the way we work and define our company for the future. Two of them are particularly timely — HR Transformation and Savor. So Karen May, who is leading our HR Transformation work, and Julia Brown, who is leading project Savor, are here to tell us more about these efforts, what employees can expect to see, and how we’ll all be working differently as a result. So let’s start with Karen. Karen?

Karen May - Kraft Foods Inc. - EVP - Global Human Resources

Thanks, Irene. I really appreciate the opportunity to talk briefly about HR Transformation. Now that I have the mike though, it’s hard to break it into a ten minute segment here. But before I get to the specifics, I really want to link it right back to where Irene left off. HR Transformation is about driving the business forward, so let’s go back three years when we put in the strategy to rewire the organization for growth. You all worked with us on that and that was one of the ingredients that moved Kraft from a low performing company to mid tier.

We ended last year as a mid tier performing company thanks to many of your efforts. So we asked the question okay, now what? Our goal is not mid tier it’s top tier and what did you — what do you find in other top tier performing companies. And as we looked we found that they were high performing.

They had a common ingredient that we needed and that was a focus, a relentless and a disciplined focus on three things: leadership, culture and development. That’s what sustained companies through the ups and downs of an economy and commodities and currencies. It was that relentless focus on development and leadership and culture.

So we thought about that in HR and thought yes, that’s the kind of work we want to do and we want to work with you on what’s important to Kraft and that’s it. But you know we found there was something in our way. 60% of our HR resources were focused on transactions and process and administration.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

We had aging, old systems some said that were on life support. They didn’t talk to each other and they really didn’t demonstrate how we wanted to work in the future. So if we were going work with you on what matters most — leadership, culture, and creating a focus on development, — we needed to work differently in HR; hence HR Transformation.

So we looked at other high performing companies and said okay, so how do they work? What can we learn from them? And so looking out at other high performing companies that had top tier performance we found three things — four things actually — that became the pillars of HR Transformation. As you put new processes in place, build them for the future, let go of the past.

I have three teenagers in my house and I can tell you they want to work in very different ways than I do. We made a commitment to buy the tools, let’s not build them. Let’s focus on using the tools to drive business outcomes. And so that led to a partnership with IBM.

IBM has used the tools in their company and have helped many companies — big companies like us — transform how work is done. Let’s leverage their expertise so we can focus on what matters most. We made a commitment to invest in self service, to give you the information, to give you the tools to do the work when you want it in the way that works for you. That’s a different way of working at Kraft and I’ll talk more about that.

And lastly, while we’re putting a global platform in place, we have to understand that Kraft is a global company and so while we have a global platform we have to be flexible enough to put it in in each country in a way that works for them.

So with those four pillars in place, we have put a three year strategy together to transform our tools, our processes, and the way we work. Now I’m very excited to say that the first installment of HR Transformation shows up in nine days and yes, in nine days we are counting each and every day in HR right now. One, two, three —

In nine days, in the US and Canada, My HR Online becomes available to all of you. It is a one stop HR portal for employees and managers. It puts information all in one place for you. So for employees what it gives you is access online to policies and procedures that are relevant to you and your workplace. It’s got enhanced self service tools so that you can update and change your information as necessary. And it provides links to all our tools so you don’t have to go hunt for them.

From a manager perspective, and this is very new, it includes a lot of self service tools for managers so that you can now on your own initiate transactions and approve transactions related to your teams, related to promotions, related to sending a job out to be recruited for. These are things that you can now do through your computer when it’s most convenient for you.

So if you’re sitting in this audience here in North America you’re thinking in nine days I need to work differently. I bet I need some more information. Well, we’ve got you covered. In your mailbox in the next week you’ll be getting information on My HR Online that’ll give you an overview. When you go to My HR Online for the first time, you’ll find lots of embedded tools.

Now please don’t all go on October 5th. You don’t need to go on October 5th. You need to go when you need it, right, when you need to change your personal information or when as a manager you need to initiate a transaction for your team. But when you get there, you’ll find there’s elearning tools, there’s job aids, there’s flow charts because we know it’s a new way of working and we want to help you learn to work in new ways.

My HR Online is also supported 24/7, five days a week by a service center so at 10.00 o’clock at night if you have a question pick up the phone and get an answer. Now if you’re outside the United States you’re thinking well, when do I get this? Well, I can tell you that, too. Over the next year and two, we will be bringing My HR Online to Europe, big countries in Europe and Latin America. Over the next couple years, we will also be putting in tools across the globe.

We’re obviously starting with the basics, with the foundation, but over the next few years you will find a new map tool, development tools, elearning tools as we really try to focus on what matters most — development, leadership, and culture.

Now let’s talk about working in new ways and this isn’t just HR Transformation, this is whether we’re talking about Finance Transformation, what Julia will talk about with respect to Savor, or Catalyst. There are obviously some advantages to working in new ways, to doing more on your own through self service tools and online. It empowers you to do the work when you want you. It gives you access in a very transparent way to information.

By definition then the information will be more accurate because we know the information better than you. And it allows us to operate in a more cost effective environment — one of our key goals. So who’s not to like that ideal?

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

But let’s be real about working in new ways. New means different. New means change. New means it may feel clumsy at first; in fact, let’s be honest. When you go to work in a new way, you may find it takes you a little bit longer.

The best analogy I can use is online banking. Can you imagine there was a day when you need to rearrange your time so you could physically leave your office, you could go to a bank, you could get in line and talk to a teller, to transact business related to your own money?

Doesn’t that seem absurd now? You expect now to be able to go online, get your information, pay your bills, even apply for a mortgage and get approved when you want without a human helping you if you don’t need it.

But you also have to remember the first time you did it. A little clumsy. A little clunky. It may not have worked perfectly. So I want to be honest that there is a transformation. There is a change here that we’re going to have to work through together.

So I ask for two things. One, your patience and your partnership. When you go to My HR Online, recognize it may take you a little longer the first time. It’s new. It may not be perfect the first time. We have road tested this with hundreds of employees in plants, in sales, in headquarters. We have learned from that and we appreciate the time they’ve given us. But when you roll out a tool to tens and thousands of people, you’re bound to learn a few new things. So be patient with us and partner with us as we put these new tools in place.

And lastly, I ask for your feedback. Now positive feedback is welcome, too. Hint. Hint. But we also seriously want your feedback — what’s working, what’s not. We want to partner with you and have a dialogue. If it’s not working, we’ll fix it. And together we’ll build tools that are efficient for the workforce of the future. We have to remember this — whether it’s HR Transformation, Finance Transformation, or Savor.

I’m excited to be part of this change. I believe it is right for Kraft. I believe it is right for HR. If we really put our time towards development and culture and leadership, we will get to top tier. With that let me turn it over now to Julia Brown, who heads our procurement, to talk about working in new ways in that part of Kraft. Julia?

Julia Brown - Kraft Foods Inc. - SVP - Procurement

Good morning. I’m really thrilled to be here to talk about Savor. I’m even more thrilled to have this podium because I hear the camera adds ten pounds. So with programs like Catalyst, Project Sandbox, Finance Transformation and Savor, Kraft Foods is in the throws of massive change and it’s an exciting time to be with the company.

So while work with Savor has been underway essentially since April and the progress has been notable, I’d like to describe what Savor means for Kraft Foods and for our vision for transformation. There’s been a lot of talk about Savor both within and outside of our organization, but what does it really mean for you, for Kraft, and for our suppliers? Let’s take a look at some of the things that I’ve heard about Savor.

First, it’s about slashing our supplier base. Well, not exactly. We’re actually working to keep it simple and after numerous acquisitions this is an opportunity for us at Kraft to create what we want our ideal supplier matrix to look like.

(technical difficulty)

— of which only 1,200 make up 80% of our spend. Savor is working to include suppliers that are flexible, agile, interested and willing to make us the customer of choice. And think of it this way: as a $42 billion enterprise, we can be choosey about who we do business with. What we can’t do is miss the opportunity to simplify our supplier base to fewer, more strategic suppliers who keep us at a competitive advantage while maintaining quality and food safety.

Second, I’ve heard Savor is just another cost cutting exercise and don’t we already do a good job of that? Well, I’m going to tell it like it is. Savor does mean substantial cost cutting, but it’s much broader than that. Benchmarks have shown that we are half of where we should be in comparison to best in class on savings versus spend year over year. We deliver 2% globally while best in class is between 4% and 6%.

To get to best in class and top tier, we’re creating sustainable, strategic change. We’re buying what we need to manufacture and market our products and run our businesses in a whole new way. We will increase the number of suppliers in our matrix that will provide us with greater access to innovation, create competitive costs, promote health and wellness, and maintain our quality and food safety standards.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

The other thing that I’ve heard is that Savor is the flavor of the month. And while I think it’s pretty delicious, it’s definitely not a passing trend. Savor is a multi-year journey that will impact each and every one of us and every journey has its ups and downs. We must lead from the head and the heart, making smart and balanced decisions along the way.

Next I’ve heard it’s procurement’s responsibility. This is a global, company-wide initiative that affects all of us and every dollar that we spend with the outside world. And the support of you — all of you as business partners is really critical to our success. We’ve already received great support from the businesses, marketing, RD&Q, finance, manufacturing, logistics, IS and HR — I hope I haven’t left any function out.

And even if you’re not directly involved in sourcing, I’m asking each of you to act like owners, always considering three things. Would I spend my own money this way? What do we deserve as one of the premier food companies in the world? And will this supplier deliver against our vision of Making Today Delicious?

I’ve also heard that the Savor targets are unrealistic and I’ve heard this a lot when we first announced our goal of tripling our savings year over year. But now, more than ever, we’re seeing just how realistic it is. We’ve already identified more than half of this year’s incremental goal. So we’re inspiring trust across the organization and with our suppliers that it’s real and it’s changing the way that we do business.

The one that I do like to hear is that Savor will transform how work is done at Kraft Foods because yes, Savor will absolutely transform the results for Kraft. It’s about rethinking everything from the way we partner with our suppliers, to the way we design new products, to how we work with our suppliers ongoing. And we must be open and inclusive to new suppliers, ideals, perspectives and the possibilities for the future.

So for those directly involved so far and for myself, it’s really been a ride — ups and downs, great wins, and positive learnings along our journey. So think about the first time you rode a roller coaster or a Ferris wheel, the first time you drive a car or you rode a bike.

There was a little bit of apprehension. Can I do this and will I be successful? Gradually you get more comfortable as the roller coaster picks up speed, the Ferris wheel turns, if you take your hands off the handle bars. And then you begin to enjoy the ride. So it’s taken us a little bit of time to get used to how the ride feels, but action and increasing momentum is undeniable. So with that I’d like to share some stories from around the world that exemplifies our new ways of thinking. We’ve discussed, we’ve decided and we’re delivering.

Examples come from many areas and regions of the world. Cross functional teams are thinking differently and using new tools and working with suppliers in a whole new way and we’re capturing that value. For perspective, we’ve captured roughly in the last six months an incremental $140 million this year in pure commercial negotiations.

The number gets even bigger on savings that require implementation on things like supplier consolidation and changes. Packaging in North America is a great example. We held a supplier day here in the auditorium in Northfield with over 30 suppliers and during that time we talked about our business, our vision for the future, and our needs from them to help cut costs, reduce waste, drive innovation and sustainability.

This work in particular packaging category will result in taking 80% of a current supplier’s business away in North America. In total, this work will deliver over 10% savings, $40 million incrementally just in 2009 — a great example of the power of possibility.

In logistics, the global team truly leveraged the scale of Kraft in the marketplace. We bit our total of refrigerated truck business in North America and delivered over 10% savings per year and that’s the power of leveraging our scale.

The global ingredients team led out of Europe with significant support from RD&Q has worked around the world to define the strategy to support flavors and ingredients. With innovation and food safety as critical decision criteria, the team now has a range of options generating savings anywhere from eight to 13% demonstrating that Savor will not force us to compromise on things that are important.

In Latin America, the team quickly embraced Savor by capitalizing on the global supplier letter, region wins for Latin America from the letter only were 40% of the team’s overall savings and that’s the power of clear communications.

For the first time in CIMA, the local marketing and procurement teams worked hand in hand as one Savor team. They approached vendors with a truly united front and the power of this approach resulted in 9% savings — a great example of the impact of collaboration.

In Asia, the flexible and paper packaging team applied the rigor of the strategic sourcing process and leveraged savings of 5% with a line of sight to 15% — again, impressive results showing the power of Kraft Foods’ scale.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

These are just a few of many examples that illustrate the building momentum and energy of the ride that we’re on. So as you’ve noticed it’s easy to incorporate our values with the work that we’re doing on Savor, and it’s important that we continue to measure our success and transformation through our values.

I’d like to thank you for your time this morning and leave you with one key message. Our consumers and Kraft deserve to be the customer of choice and to partner with suppliers that enable our vision of Making Today Delicious. Thank you.

Irene Rosenfeld - Kraft Foods - Chairman, CEO

Thanks so much Karen and Julia. I think you can get a sense of why — although I feel terrific about the progress that we’ve made, I truly believe the best is yet to come. It’s really exciting to see where we’re going here.

But you know our higher purpose is not just about adding value to our brands and our business, although that certainly is an important part of it. It’s about making a delicious difference in the communities in which we operate and in the world around us.

Our spirit of service is not a new ideal. Many of you have been passionate over the years about giving of your time and your talents to others. You really do make a delicious difference in the lives of others. And I do believe that volunteerism can be personally transforming as well. It builds character. It taps into unrealized abilities. And it certainly helps to develop leadership traits.

More importantly, volunteering brings us together. It unites us. The week of October 5th we’re holding our first ever global week of service. So far more than 30 countries have signed up to participate and we set a pretty big goal — 10,000 employees volunteering in a single week — Make A Delicious Difference Week. And the numbers are growing each and every day.

The enthusiasm is spreading. Forty of our plants and eleven of our largest sales offices in the US will be out in force. Many locations, like our Newberry, South Carolina plant, are committing to 100% participation. And in Brazil, the Nordic countries, the Philippines, and Germany employees have a choice of several days to volunteer.

A massive global effort like this takes a lot of work and I’d to thank our community involvement team and our employee ambassadors from around the world for helping to plan this enormous event. We have a number of them here in Northfield and I’d ask them to stand and I’d also those of you who are watching this in groups to have your local ambassadors stand up, too, so we can applaud your commitment to making a delicious difference. Please stand up those that are here with us today.

Obviously they appear to be out and about doing good things today. But I’ll tell you something, the remarkable energy that we have gotten around this effort reminds me that you are truly the difference. So please help us reach our goal and please volunteer for Make A Delicious Difference Week. There are many ways you can be part of this during the work week, on the weekend, or even from home. There are opportunities to help address a variety of needs facing our communities.

One of those biggest needs though is hunger. I’ve seen first hand what it means to struggle to feed yourself and your family when my own family has participated in packing food at food pantries over the years. And during Make A Delicious Difference Week, I’ll be helping out at the New Jersey Food Bank. Chris, get ready.

My own personal experience and the significant delicious difference we can make as a global food company are what made me decide that fighting hunger should be a priority for us not only during Make A Delicious Difference Week, but all the time around the world. The support provided by pantries and groups like Feeding America is essential to fighting hunger and even more so during these tough economic times.

So today I’m especially delighted to welcome Vicki Escarra, CEO of Feeding America. We’ve been working with Feeding America for more than 25 years; in fact, Dave Brearton, who leads our operations and business services teams, serves on their Board of Directors.

The direct aid we’ve provided to Feeding America and other worthy organizations outside the US is substantial. In the last 25 years we’ve given $770 million in cash and food to help those in need around the world. I feel very proud of that.

And our commitment continues. More recently we pledged $180 million over the next three years to address malnutrition globally. By 2010, we will have programs in the US, Indonesia, the Philippines, Russia, Brazil, Australia, China and several European markets. And last November, we announced a three year $4.5 million grant to Feeding America to launch the national Kraft Foods Mobile Pantry program bringing food to those in need where they live. We’ve asked Vicki to join us today so she can share her perspective on hunger and on the work we’re doing as a company and individuals. Vicki, let me turn it over to you.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

Vicki Escarra - Feeding America - President, CEO

Good morning. Let me tell you what an honor it is to be with all of you from really two perspectives. I want to thank you and I want to congratulate you. I want to congratulate you from a consumer perspective for building a really terrific brand that I enjoy and my family enjoys. And to be here and see the success, Irene, that you and this magnificent team have made in the last three years is very, very powerful, so I want to congratulate you from that perspective — all of you.

I also want to thank you for being really the best partner that Feeding America has. You’re a partner in so many ways, not just in providing food and funds, but providing intellectual capacity to really help us think about solving the issue of hunger.

And so Dave Brearton is our Chair elect, as Irene mentioned, on our board and so we’re really, really thankful for that and for just being such a great partner. So to all of you, let me offer my congratulations. Thank you very much.

So I would simply offer that it was really for me remarkable to see Irene’s piece in Newsweek a few weeks ago about social — corporate social responsibility and the critical need for involvement from every business, not just those in the United States but around the world.

When you think about the fact that a billion people on this planet don’t have enough to eat, it is a tragedy of outrageous proportions. Think about it. A billion people — that’s the population of the United States, of Canada, and of all of Europe.

And even more stunning is the fact that globally a child dies every six seconds due to hunger or related causes. But I want to spend just a couple of minutes talking to you about hunger in America and how much the support that all of you provide us really means. Each year in the world’s wealthiest nation one in eight people don’t really know where their next meal will come from — one in eight. That’s pretty stunning.

And these are American citizens with homes and jobs and families and they’re in every community across this country. They’re our neighbors. They’re our co-workers. They’re our relatives. And they’re our friends. And their stories are filled with lost jobs, stagnant wages, medical calamities and lots of other rising costs around goods and services.

We know this year has brought many, many families to the brink. Here’s a story I want to share with you because it’s important that you know the impact you make. I travel all over the country and visit all of our 200 food banks. And I was in a summer feeding site this past summer — actually in Arizona — and we were with a donor.

And we were going through — there were 150 eight, nine and ten year old little boys. And they were doing what little boys do. They were playing basketball and they were playing baseball and they were having a great time. And it was a community center where we provide food.

And so when we finished with lunch which was very healthy, we asked the donors if they had any questions and they didn’t. But at the end of the session a little boy raised his hand in the back and he said, I’d like to know if there’s a camp like this for mommies because my mom doesn’t have enough food to eat.

So I shared that with you because I think it’s so important to put a face on what we do — numbers can be a little overwhelming. But those are the faces of the people that you are helping make a difference. So thank you.

You’ve stepped up in so many ways, as Irene was saying. One of the most important ways is building our produce program which has provided over the course of our relationship more than 750 million pounds of healthy, nutritious food for people in need. And I would tell you that’s unprecedented with anyone we work with, and it’s even more worthy of a round of applause. So thank you all very much.

She also mentioned about our mobile pantry program. Thank you for the $4.5 million. It will impact up to 25 communities across this country and provide an estimated 50 million meals to those people who need it. So thank you for that.

During Make A Delicious Difference Week, I hope many of you — in fact, I hope most of you will be out with us across the country serving. I can tell you that volunteer resources are what make our network run. The value of volunteerism is just a remarkable thing.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

I can assure you for those of you who volunteer, you will get more out of it than you give and you will be connected to your communities in ways that will make such a difference in your lives. So we have a million volunteers that work at Feeding America and we’ve got a network that’s really anxious and excited about having you join us.

So in closing I would just offer a few remarks and that is that hunger is not simply a crisis. It is really a challenge to our moral leadership as a people and our future strength and security as a nation. During his presidency, President Roosevelt rallied a vision around Americans to protect four freedoms and they were freedom of speech, religion, from want and from fear. And it is important that we take that same spirit and really fight this issue of hunger today.

We have more than 200 food banks, close to 70,000 agencies across the country that are run by talented, passionate people, and really take what it needs, what we need to help fight hunger in America and those are 25 million people. We can’t do it alone. We need the generous support and true moral leadership from fellow citizens, public servants, and our friends — both in the corporate and foundation world.

I would offer to you that Kraft Foods sets the bar — a very high bar on corporate social responsibility, not just in the United States, but around the world. You are modeling the way a corporation should respond. We’ll need your continued support as we fight this fight because only together can we create a hunger free America. Thank you all for having me.

Irene Rosenfeld - Kraft Foods - Chairman, CEO

Thanks so much, Vicki, for taking the time to be here and it makes me so proud whenever you talk about the efforts that you and your organization are going. It’s really — we are so proud to be a part of it.

I also will tell you that tomorrow at the Clinton Global Initiative we’ll announce in New York our participation in a $50 million, five year world food program. It’s an effort to help end hunger among children in developing countries and it’s something we’ve been working on for quite some time. It’s an ambitious goal, but I think it’s a terrific fit with some of the work that we’ve been doing for years.

As one of the lead partners, we’re going to bring our considerable expertise in nutrition, food technology, and sustainable agriculture to help find holistic, long term solutions — solutions that address both nutritional deficiencies and the underlying causes.

So how can you help? Well, the monitor on the wall outside the cafeteria and in many of your locations says I’m making a delicious difference. And so I hope you’ll join me and do just that. If you haven’t already done so, please grab a pen on your way out and sign your support, add your signature as a sign of your commitment to Make A Delicious Difference not just during Make A Delicious Difference Week in October, but every day.

QUESTION AND ANSWER

Irene Rosenfeld - Kraft Foods - Chairman, CEO

So now, in the few remaining minutes that we have, it’s time to hear what’s on your minds, your questions. I’d like to ask Karen and Julia to please join me up here and ask [Sally Maier] to explain how we’re supposed to do this. Sally?

Sally Maier - Kraft Foods Inc.

So the way we’re going to handle Q&A, we’ve received a number of questions from employees around the world on the topics we were going to discuss today, and we’ll also have a few minutes for questions from the audience here.

But I do need to let you know that at this point we can’t say anything about the Cadbury — the proposed acquisition of Cadbury beyond what Irene has already said in her remarks and what’s already posted on our intranet and internet sites. So I just wanted to qualify that.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

So we’ll start with a question for Karen and this came from [Anna Leve] who works in Costa Rica. And she’s asking about the My HR Online and she said she’d like to know what people who tested it have said and kind of what are their first impressions and what are the challenges we will have to be prepared for so we can make it easier down the road for the other countries who will be getting this.

Karen May - Kraft Foods Inc. - EVP - Global Human Resources

A great question. As I said when I had a chance to speak to you, we’ve had hundreds of employees test the system. And overall their reaction has been positive. It’s kind of scary and they get in there and think huh, this isn’t as tough as I thought it would be.

Quite honestly, the managerial self service is the most difficult and that’s where — what takes people the most time to learn it. We have learned also the importance of speaking English — not HR. We’ve gotten a lot of great feedback around the terms we use and making sure it’s clear and very simple in its language and you’ve given us great feedback on that. So overall I think so far so good and we look forward to your feedback in the next few weeks.

Sally Maier - Kraft Foods Inc.

Great, thank you. This next question is for Julia and this came from a Northfield employee who preferred to send this in. But they ask why is Savor different from other cost cutting efforts we’ve done in the past?

Julia Brown - Kraft Foods Inc. - SVP - Procurement

Well, I think what I would say is that we’re taking a very holistic view. As I mentioned, we’ve grown a lot through acquisition and what we want to do now is take a white sheet of paper and look at all of our spend categories and say what is the right number of suppliers as well as who are the right suppliers to support this particular category. We do want to cut the tail of our supplier base and ensure that we’re partnering with fewer, more strategic suppliers.

Sally Maier - Kraft Foods Inc.

Okay, thank you. Now we’d like to hear from the group here. We’ve got people with microphones. Our microphone holders will raise their microphones. We’ve got people out here with microphones. Any questions from the group here?

This is your opportunity. All right, we’ll give you a minute to think about it and we’ll go to another question that was submitted. Again, this is for Irene and is from an employee also in Northfield — Marie. What global areas are viewed as high growth opportunity in getting disproportionate investment?

Irene Rosenfeld - Kraft Foods - Chairman, CEO

Well, the biggest areas of opportunity as we look around the world are the developing markets that are growing. And they’re interesting to us because they’re growing — the population is growing very rapidly. The disposable income in many of the countries are growing very rapidly and so our products are increasingly affordable in those countries.

And so it’s one of the reasons that we were so interested in the LU Biscuit acquisition because it helped to expand our footprint in those developing markets from about 17% of revenue to about 20% of our revenue. And the potential combination with Cadbury would bring that to about 25%, so it’s the opportunity for us to expand our footprint in those markets where we see rapid population growth and great love for our portfolio of products.

Sally Maier - Kraft Foods Inc.

Okay. We’ll go back to the group here. This is your chance to ask a question. We have a question in the back.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

Dan Themes - Kraft Foods Inc.

Yes, my name is [Dan Themes]. I work in Northfield. Regarding stock price, you kicked off the meeting by saying many of us our stockholders. I was just looking at some data for the last five years. In January of 2005, Kraft was at $36 a share and it’s never hit that since. Today it’s down to I think $26, $27. During that same time, two of our major competitors — Nestle — even with the stock market downturn, is up 65%. Unilever is up 25%. Cadbury, our target of acquisition, is 0%. What are we doing wrong as a company? I know there’s a lot of optimism, but for five years there’s not been any progress.

Irene Rosenfeld -Kraft Foods - Chairman, CEO

I think it’s a question that we’ve been asked many times by our investors. I think the premise of our transformation plan that we laid out three years ago was a recognition that we were not performing well. We were performing, in fact, at the bottom of our peer group and I think your numbers would support that.

And so we’ve taken the last three years to get our house in order. The reality is though we’ve made some very significant investments in 2007, 2008 in product quality, in brand equity, in new product development and it’s taken us some time to start to see those investments pay back. And I think if you look at our performance over the course of 2008 in a very challenging economic environment, and you look at our performance in the first half of 2009, I feel terrific about how we are performing relative to peer companies.

And I just think it’s going to take some time for the stock market to catch up with that, but I think the points that we are putting on the board, the financial results that we’re posting, and importantly the kinds of initiatives that we’re talking about today which give me great confidence about the future are what will contribute to the stock — to us getting our stock price up in that top tier where we belong.

Sally Maier - Kraft Foods Inc.

Other questions from the audience here? I don’t want to miss anybody if you’ve got a question you’d like to ask. We’ve got one down here.

Unidentified Audience Member

(inaudible question — microphone inaccessible)

Sally Maier - Kraft Foods Inc.

No, no that’s okay. We’ll get you a microphone.

Unidentified Audience Member

When we talk about the things that we get very excited about like Project Savor and the potential for that and the savings for HRAO and a lot of things going on in IS and in finance and all difference places, we see that inside. And I wonder from the street point of view do they have the visibility to those kinds of things that we have such great trajectory for?

Irene Rosenfeld - Kraft Foods - Chairman, CEO

You know, I don’t think they have terrific visibility. But I will tell you that the theme of our remarks — the remarks that Tim McLevish and Mike Clarke made at the Back to School conference two weeks ago — were all about helping our investment — our investors understand our path to getting to peer margins over the course of the next two years.

And so it was all about what we’re doing in procurement, what we’re doing in overhead, what we’re doing in manufacturing to get ourselves to those margin targets. And so I think historically they would not have had good visibility, but I really believe the best thing for us is to do it and then we’ll talk about it. And so we’ve chosen to wait until now to be able to — to be more public about some of these things, but we did take a very public stance at that conference and it’s gotten some very good press as a result.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

Sally Maier - Kraft Foods Inc.

Thank you. Other questions from the group here? We’ve got a couple.

Unidentified Audience Member

I know you’ve made some changes on top related to health and wellness. Can you talk a little bit about our commitment to health and wellness, how that may be changing, how that plays into our overall higher level strategy?

Irene Rosenfeld - Kraft Foods - Chairman, CEO

Well, you know, as the world’s second largest food company it is incumbent upon us to continue to improve the overall health and wellness and healthfulness of our portfolio and our profile. And I think we’ve been taking a number of good actions over the course of the last couple of years.

But they’re not enough and I think there’s still a perception that Kraft’s portfolio is overly processed, that it’s not good for you, that there are other foods out there that are better for you. And I think it is important that we continue to keep a lot of effort and keep our focus on that activity.

It is very helpful to us — Tony Vernon spent over 20 years of his career at Johnson & Johnson. He has an extensive experience in the healthcare and health and wellness area. And I think he will bring a very healthful perspective as we continue to move this forward.

But we’ve also taken an important step in naming (technical difficulty) as President of Global Health & Wellness because we believe very strongly that this is an area that we have an obligation to step up. And so I am quite anxious to see the plans that we will be taking forward as we move along here.

But I think it’s one of the areas I think we’ve done a great job in contemporizing our products and making them more relevant. I think we’ve had a number of initiatives to make our brands fresher, less processed. But I don’t think we’ve gone nearly far enough and I think Rhonda in her new role, together with Tony’s help and the help of all of us can really help to take this to the next level.

Sally Mayer - Kraft Foods Inc.

Thank you. We have time for one last question. We have a person over here.

Ebony Love - Kraft Foods Inc.

Hi, my name is [Ebony Love]. I work in information systems. And my question is for Julia. You’ve given us some examples with the Savor project around the direct materials. Do you have some specific strategies and information around what we’re doing in the indirect supplies and services and maybe some examples of some successes we’ve had there?

Julia Brown - Kraft Foods Inc. - SVP - Procurement

Well, I did share some examples around logistics in North America, but we are — we’ve got some really great work going across — going on across the globe in logistics.

In the marketing and media space, we — I shared an example in CEEMA about what we were doing there. But in North America we’re partnering with a marketing function to look at our creative agencies and understand how we can get more efficiency in our market spend. So a lot of that work is still very much in progress, but we are touching all of the categories and we will touch all of the categories as we continue the transformation.

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FINAL TRANSCRIPT

Sep 24, 2009 / 02:00PM GMT, KFT - Kraft Global Employee Town Hall - Internal

Sally Maier - Kraft Foods Inc.

Great. With that, we’ll thank Karen, Julia and Irene and thank you all for your questions. And we’ll turn it back to Irene.

Irene Rosenfeld - Kraft Foods - Chairman, CEO

Thank you. Thank you. Well, thank you for your engagement. Obviously I think for every one or two questions that gets asked there are hundreds more. And I would ask you to continue to have this dialogue online and let us hear from more of you.

I’ve been really excited to see some of the discussions that are happening on the intranet and I would really encourage more of you to participate. So in this case if you just go click on the link on your intranet to the September Global Town Hall discussion board, you have the opportunity to ask some of the questions that perhaps you didn’t want to ask in public today.

So I guess just to wrap up this morning, I hope that you can see that everything that we’ve done so far and plan to do is transforming our company and moving us closer to our goal of top tier performance. And as I said before, I am confident that our stock price will eventually respond. We’re doing too many good things and they are having a significant impact in the marketplace.

But calling transformation something a transformation is one thing, truly living up to the spirit and the expectation of that word is something else. We’ve just got a few months left in 2009 and our turnaround plan will be complete. And I think while it’s exciting to talk about how far we’ve come, it’s a lot more exciting for us to think about what’s ahead as we continue this journey together.

So I thank you for all you’ve done. I look forward with great optimism to what we’re about to do. And I wish all of you a good day. Thank you.

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